Filed by Inamed Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation

Commission File No.: 1-9741

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Filed by Inamed Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation

Commission File No.: 1-9741

Smith Barney Citigroup	Enhancing Lives
Healthcare Conference
Washington, D.C
March 30, 2005

[LOGO]	Dan Cohen, Vice President Global Corporate and Government Affairs INAMED Corporation

Forward Looking Statements

This document and the oral presentation accompanying this document contain “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included herein and in the oral presentation that address activities, events or developments that Inamed expects, believes or anticipates will or may occur in the future are forward-looking statements, including the expected benefits of the merger of Inamed and Medicis and the anticipated closing of the merger. These statements are based on certain assumptions madeby Inamed based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Inamed. Any such projections or statements include the current views of Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved. There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the company’s products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed into Medicis’ operations; access to available and feasible financing (including financing for the merger) on atimely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by Inamed or third parties; competitive product introductions; the risks of pending or future litigation; and other risks described from time to time in Inamed’s Securities and Exchange Commission filings including its Annual Report on Form 10-K for the year ended December 31, 2004. Inamed disclaims any intent or obligation toupdate any forward-looking statements contained herein, which speak as of the date hereof.

Additional Information about the Merger and Where to Find It

In connection with the merger, Medicis and Inamed intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement.INVESTORS AND SECURITY HOLDERS OF MEDICIS AND INAMED ARE URGED TO READ THESE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDICIS, INAMED AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they becomeavailable), and any other documents filed by Medicis or Inamed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Medicis by directing a written request to: Medicis, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attention: Investor Relations, or Inamed, 5540 Ekwill Street, Santa Barbara, California, 93111, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Medicis, Inamed and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Medicis and Inamed in connection with the merger.  Information about those executive officers and directors of Medicis and their ownership of Medicis’common stock is set forth in the proxy statement for Medicis’ 2004 Annual Meeting of Stockholders,which was filed with the SEC on October 21, 2004. Information about the executive officers and directors of Inamed and their ownership of Inamed’s common stock is set forth in the proxy statement for Inamed’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Medicis, Inamed and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Agenda

•      Company Overview

•      2004 Sales by Franchise

•      2005 Key Events

•      Franchise Overviews

•      2005 Guidance

•      Inamed — Medicis Merger Agreement

•      Conclusion

Our Vision

To Enhance the Quality of People’s Lives through the development and marketing of innovative, high-quality, science-based products.

[PICTURE]

Look Younger	Be Healthier	Feel Younger

Enhancing Lives Through...

[GRAPHIC]	•	Obesity Intervention Products (Inamed Health)
		–	Lap-Band® System - treats obesity by limiting food intake, reducing appetite and slowing digestion
		–	BIB® System - induces temporary weight loss by partially filling the stomach

[GRAPHIC]			Inamed Aesthetics
	•	Facial Aesthetics Treatments (Inamed Aesthetics)
		–	Cosmetic products to treat wrinkles and rejuvenate the face
		–	Full array of Dermal Fillers: Collagen and Hyaluronic Acid-based
[GRAPHIC]	•	Breast Aesthetics Products
(Augmentation and Reconstruction)
		–	Saline filled implants
		–	Silicone Gel filled implants

Company Growth Drivers

•	Demographics
	–	Longer lifetimes
	–	Challenge to maintain active youthful lifestyle

•	Demand
	–	Aging population seeks to enhance their lives
	–	Increasing societal acceptance of physical enhancement
	–	Procedures becoming more refined and less invasive
	–	Extreme weight gain is an increasing health problem
•	Strong, diverse pipeline with High Probability of Technical Success

The Company is committed, strategically and tactically, to continue to invest in order to capitalize on the favorable demographic trends and strong market acceptance in all of its franchises going forward…

2004

SALES RESULTS

Worldwide Sales

Period-over-Period Sales & Growth*

[GRAPH]

*Unaudited

Revenue Balance

Diversifying Business Mix

% Sales (F-Y 1999)	% Sales (@ 12/31/04)
[CHART]	[CHART]

2005

KEY EVENTS

Inamed - Key Events in 1st Half 2005

•	International Botulinum Toxin Type A Preliminary Agreement Signed	Jan
•	The launch of Captique	Jan
•	Health Canada’s Panel Meeting for Silicone and the BioDimensional 410	March
•	FDA Panel Meeting on Silicone Breast Implants	April
•	Aggressive PR campaign around Safety of Silicone Breast Implants	1st Q
•	Launch of DTC Advertising Campaign for Lap Band	1st Q
•	Filing of a National Coverage Decision request 1 Q with CMS — through American Society of Bariatric Surgery	1st Q
•	Juvederm 24, 24 HV & 30 HV 6 month Clinical Study follow-up ---------complete	2nd Q

2005 – Reloxin Preliminary Agreement

•	Reloxin Preliminary Agreement signed in January 2005
•	Partnership with Ipsen Limited
•	Cosmetic / aesthetic use
•	Exclusive distribution rights in selected International markets
•	Rights include Europe
•	Inamed currently has exclusive rights in the U.S., Canada and Japan
•	Ipsen’s Botulinum toxin type A (Dysport) — marketing authorization in over 65 countries
•	Approved for cosmetic use in 10 countries
•	Currently pursuing regulatory approval in key International markets

Ipsen/Inamed Agreement for Reloxin/Dysport

(for cosmetic use)

[MAP]

FRANCHISE OVERVIEW

INAMED Health

[PICTURE]	As a nurse, I researched my options. I chose the LAP-BAND because it was the safest procedure. I've lost 160 pounds since surgery! LAP-BAND Patient Brooke

INAMED Health Sales Summary

Period-over-Period Sales & Growth*

[GRAPH]

*Unaudited

Obesity Products

•	LAP-BAND System — Obesity Intervention

	–	Least invasive surgical option
	–	No cutting or stapling of the stomach wall or bowel
	–	Significantly lower mortality risk than other obesity surgical procedures*	[PICTURE]
	–	Low risk of nutritional deficiencies
	–	Adjustable
	–	Reversible
*source: The Australian Safety and Efficacy Register of New Interventional Procedures - Surgical 2002

Inamed Health—2005 Strategy

•	To increase the number of LAP-BAND surgeries at existing proctored practices through focused account development

U.S. LAP-BAND Positioning

[LOGO]

The Preferred Weight Loss Surgery Choice

•	The least invasive surgical option
• Ten times safer than gastric bypass *
•	Gradual, sustained long-term weight loss
•	Effectively treats obesity-related co-morbidities

* Results found from 2002 Australian Safety and Efficacy Register of New Interventional Procedures, Surgical

Account Development - Key Tactics

[GRAPH]

2005 Direct Response — TV Campaign

•	Program Overview
	–	All advertising will be administered and optimized by INAMED-contracted media buyers
• All leads will be processed through INAMED’s call center
	–	Short form TV ads (30, 60 120 seconds) will be used in (Q1)
• Long Form (infomercial) ads will be tested and running byQ2
	–	All leads will be directed only to 2005 Key Account Targets

•	Key Metrics
	–	Cost per lead
	–	Conversion rate (% of leads that get surgery)
	–	Cycle time (from qualified lead to surgery)
	–	Return on Investment— 2005 & 2006

Obesity Procedure Cost Studies

[GRAPH]

INAMED Aesthetics - Facial

[PHOTO]

Facial Aesthetics Sales Summary

Period-over-Period Sales Results *

[BAR CHART]

*      Unaudited

Facial Aesthetics Products & Pipeline

Product	Description
Juvederm®—completing enrollment in U.S. pivotal study-3 formulations in trials Juvederm 2nd generation (high viscosity products) 24HV and 30HV

• Hyaluronic Acid -No skin test

• Marketed under the name Hydrafill® in Europe

• Approved in 37 countries; licensed for US, Canada and Australia

(exclusive) and Europe G5 (non-exclusive)

• Juvederm 2nd generation products 24HV and 30HV launched in

Canada and soon to be launched Europe in 4th Quarter

Hylaform® Hylaform® Plus—New CAPTIQUE™ New

• Hyaluronic Acid - No skin test

• Approved in 28 countries, including US

• Approved 10/13 - first large particle size HA approved in U.S.

• Approved 11/19 - Inamed’s First NA Stabilized HA approved in U.S.

CosmoDerm®/CosmoPlast®	• Collagen treatment -No skin test • On market in US and Canada • Cosmoderm/Cosmoplast launched in Spain and Italy—Q4 in France
Reloxin®	• Botulinum Toxin Type A Cosmetic Wrinkle Treatment • In Phase 3 trials for cosmetic indication in US & Canada • Worldwide 2004 estimated Market $450M*/ growth rate 20+%/year
Zyderm™/Zyplast™	• Collagen treatment/On market in 77 countries • Gold standard - 20+ years on the market

*      Source: Morgan Stanley Equity Research, Marc Goodman, “Allergan, Inc.”, Page 9, July 28, 2004.

Captique

[GRAPHIC]	[GRAPHIC]

Reloxin Clinical Data

Reloxin (Dysport) Phase 2 Study – U.S.

Allistair Carruthers, MD, Gary Monheit, MD, et al.

Study: A randomized, double-blind, placebo-controlled study to determine the optimal dose of Dysport® for the treatment of glabellar lines.

Objectives: Evaluate the efficacy and safety of 3 doses of Dysport in the treatment of glabellar lines.

Methodology:

• Patients were injected with a total of 20, 50 or 75 units of Dysport or placebo at 5 sites across the forehead at day.

• Follow-up assessments were carried out on Days 7, 30, 60, 90 and 120 after treatment. Adverse events were also elicited by telephone on Day 3.

Results:

• The 50-unit dose was as effective as the 75-unit dose, and their duration of action was similar.

• The most common adverse events were mild headache and nasopharyngitis, which occurred in a very low frequency in all treatment groups.

Conclusion:

All doses of Dysport resulted in a significant improvement in the glabellar frown lines and were well tolerated. From these data, the 50-unit dose was selected as the optimal dose for treatment.

Reloxin (Dysport) Phase 3 Study – France

Benjamin Ascher, MD, et al.

(J Am Acad Dermatol 2004; 51:223-33)

Study: A randomized, double-blind, placebo-controlled study to determine the efficacy and safety of three doses of Dysport® in the treatment of glabellar lines.

Objectives: Evaluate the efficacy and safety of 3 doses of Dysport in the treatment of glabellar lines.

Methodology:

• 119 patients with moderate to severe glabellar lines at rest were treated with 25, 50, or 75 units Dysport or placebo at 5 intramuscular glabellar sites.

• Outcome measures included evaluations by independent experts from blinded standardized photos at rest 1 month after treatment, physician and patient evaluations during a 6-month period.

Results:

• Significant efficacy was reported for all 3 doses for at least 3 months after injection.

• Investigator and patient evaluations suggested that 50 units was the optimal dose.

• Dysport was well tolerated; no blepharoptosis was reported.

Conclusion: Dysport is an effective and safe treatment for glabellar lines

The Future INAMED World of Facial Aesthetics

Combination use will also be a key opportunity

Sculpting:		Glabellar lines:
Juvederm 30 HV HydraFill HV		Reloxin

Skin Atrophy/Hydration:	[GRAPHIC]	Periorbital lines (Crows Feet):
Elastance Creams		CosmoDerm/Zyderm

Nasolabial folds:	Loss of lip volume and definition:	Perioral lines:
Juvederm Hylaform/Plus Captique	Juvederm HydraFill CosmoPlast/Zyplast	Juvederm 24HV

Facial Aesthetics - Strategic Intent

Strategic Intent: expand current facial aesthetics product line in the top US and International markets through the in-licensing, acquisition, development and innovative commercialization of a comprehensive line of high quality/science products that the address health and the beauty of the skin.

•      Aggressively pursue the development and approval timelines for the product pipeline in key global markets

•      Acquire “cutting edge” technologies and/or partner with leading global providers of facial aesthetics products

•      Build strong global brands for Inamed offerings

*      Source: American Society for Aesthetic Plastic Surgery (ASAPS)

INAMED Aesthetics - Breast

[GRAPHIC]

Breast Aesthetics Sales Summary

Period-over-Period Sales & Growth *

[BAR CHART]

*      Unaudited

Breast Implant Products

•     Saline - US

•     Silicone Gel - Outside of U.S.

–    International sales mix is 90 +% Silicone and  < 10% Saline

–    FDA Advisory Panel Review Tentatively Schedule for April, 05

•     BioDIMENSIONAL Cohesive Gel Matrix — International Markets

–    Only “Customizzed”TM implant in Int’l/Euro markets

–    PMA submitted to FDA — December, 2004

–    #1 Silicone breast implant sold internationally

Breast Implant Market — SOLID

INAMED the Worldwide Leader in Breast Aesthetics Sales

•     Steady growth gives the company a strong business to leverage from

•     Duopoly market in the US with steady growth - INAMED continues to gain market share

•     Significant progress of differentiation efforts in Europe with Style 410 BioDIMENSIONAL silicone gel matrix products

•     Growing consumer acceptance for augmentation procedures

•     Societal acceptance keeps increasing, especially with higher visibility in prime time TV programming

*      Source: American Society of Plastic Surgeons (ASPS)

Breast Aesthetics — Clinical Data

•     Product Differentiation

Saline Implant Deflation Rates and Patient Follow-up Comparison at 5 and 7 Years*

	AUGMENTATION				RECONSTRUCTION
	5-YEAR		7-YEAR		5-YEAR		7-YEAR
	INAMED	MENTOR	INAMED	MENTOR	INAMED	MENTOR	INAMED	MENTOR

DEFLATION RATE	6.8%	9.7%	9.8%	16.4%	7.5%	18.0%	12.4%	26.9%
PATIENTS	901	1,264	876	1,264	237	416	194	416
FOLLOW UP RATE	81.0%	5.0%	85.0%	50.0%	80.0%	52.0%	83.0%	71.0%

•     Product Development Initiatives

–    Continue to differentiate BioDIMENSIONAL cohesive gel matrix product line

–    Launch new 510 cohesive gel matrix product line internationally

*      INAMED Corporation data at 5-years is taken from Table 2 of INAMED’s Directions for use of BIOCELL(TM) Textured and Smooth Saline-Filled Breast Implants (M712-C 11/02). INAMED Corporation 7-year data has been submitted to the FDA in INAMED’s 2004 Annual Report for BIOCELL(TM) Textured and Smooth Saline-Filled Implants.

Mentor Corporation data is taken from Tables 7a and 7b of Mentor’s Product Insert Data Sheet for Saline-Filled & Spectrum(TM) Mammary Prostheses (102865-001 Rev. A Effective January 2004)

Canada & United States Silicone Advisory Panel Meetings

•     Submission for both Responsive & next generation Cohesive Silicone Gel breast implants PMAs reviewed last week by Health Canada Advisory Panel

–    Review took place in Ottawa on March 21-22

•     Supplemental submission for pending Responsive silicone gel breast implants PMA to be reviewed by FDA Independent Advisory Panel

–    Review to take place on April 11-13, 2005

Safety Of Silicone Breast Implants

There are almost 100 published papers in the peer-reviewed biomedical literature assessing long-term effects of cosmetic breast implants, virtually all of which are reassuring in their lack of evidence for adverse effects.

Safety Of Silicone Breast Implants

After almost a decade of extensive epidemiologic research, the weight of the epidemiologic evidence is overwhelmingly reassuring that there are no long-term adverse effects associated with silicone breast implants.

Areas Studied:

•     Connective Tissue Disease

•     Fibromyalgia

•     Breast Cancer

•     Breast Cancer Detection

•     Neurologic Disease

•     Offspring Effects and Breast Feeding

•     Suicide

References

1.     Hölmich LR, Vejborn IM, Conrad C, et al.  Untreated silicone breast implant rupture.  Plast Reconstr Surg 2004;114:204-214.

2.     Jensen B, Wittrup IH, Wiik A, et al.  Antipolymer antibodies in Danish women with silicone breast implants.  J Long Term Eff Med Implants 2004;14:73-80.

3.     Jensen B, Wittrup IH, Wiik A, et al.  Antipolymer antibodies in Danish women with fibromyalgia.  Clin Exp Rheumatol 2004;22:227-229.

4.     Nyren O, McLaughlin JK, Yin L, et al.  Breast implants and risk of neurologic disease: a population-based cohort study in Sweden.  Neurol 1998;50:956-961.

5.     Koot VCM, Peeters PHM, Granath F, et al.  Total and cause specific mortality among Swedish women with cosmetic breast implants:  prospective study.  Br Med J 2003;326: 527-528.

6.     Jacobsen PH, Hölmich LR, McLaughlin JK, et al.  Mortality and suicide among Danish women with cosmetic breast implants.  Arch Intern Med 2004;164:2450-2455.

7.     MellemkjaerL, KjollerK, Friis S, et al.  Cancer occurrence after cosmetic  breast implantation in Denmark.  Int J Cancer 2000;88:301-306.

8.     Brinton LA, Lubin JH, BurichMC, et al.  Breast cancer following augmentation mammoplasty.  Cancer Causes Control 2000;11;819-827.

9.     Brinton LA, Lubin JH, BurichMC, et al.  Cancer risk at sites other than the breast following augmentation mammoplasty.  Ann Epidemiol 2001;11:248-256.

10.   Brinton LA, Lubin JH, BurichMC, et al.  Mortality among augmentation mammoplasty patients.  Epidemiol  2001;12:321-326.

11.   Brown SL, Pennello G, Berg WA, et al.  Silicone gel breast implant rupture, extracapsular silicone, and health status in a population of women.  J Rheumatol 2001;28:996-1003.

12.   Englert H, Joyner E, McGill N, et al.  Women’s health after plastic surgery.  Int Med J 2001;31:77-89.

13.   Brinton LA, BuckleyLM, DvorkinaO, et al. Risk of connective tissue disorders among breast implant recipients.  Am J Epidemiol 2004;160:619-627.

14.   Kulmala I, McLaughlin JK, Pakkanen M, et al. Local complications after cosmetic breast implant surgery in Finland.  Ann Plast Surg 2004;53:413-419.

15.   Burns CJ, Laing TJ, Gillespie BW, et al. The epidemiology of scleroderma among women: Assessment of risk from exposure to silicone and silica.  J Rheumatol 1996;23:1904-1911.

16.   Dugowson CE, DalingJ, KoepsellTD, et al.  Silicone breast implants and risk for rheumatoid arthritis.  56th Annual Meeting. American College Rheumatology.  Arthr Rheum 1992;35:Suppl:S66.

17.   Englert H, Morris D, March L.  Scleroderma and silicone gel breast prostheses—the Sydney study revisited.  Aust. N. Z. J. Med. 1996;26:349-355.

18.   Goldman JA, Greenblatt J, Joines R, et al.  Breast implants, rheumatoid arthritis, and connective tissue diseases in clinical practice.  J. Clin. Epidemiol. 1995;48:571-582.

19.   Hochberg MC, Perlmutter DL, MedsgerTA, et al.  Lack of an association between augmentation mammoplasty and systemic sclerosis (scleroderma).  Arthr. Rheum. 1996;7:1125-1131.

20.   Lai S, Goldman JA, Child AH, et al.  Fibromyalgia, hypermobility, and breast implants. J. Rheumatol. 2000;27:2237-2241.

21.   Laing TJ, Gillepsie BW, Lacey JV, et al.  The association between silicone exposure and undifferentiated connective tissue disease among women in Michigan and Ohio.  Arthr. Rheum. 1996;39:S150.

22.   Laing TJ, Schottenfeld D, Lacey JV Jr., et al.  Potential risk factors for undifferentiated connective tissue disease among women: implanted medical devices. Am. J. Epidemiol. 2001;154:610-617.

Breast Aesthetics -

Tactical & Strategic Initiatives

•     Drive Lookingyourbest.com reference source and doctor referral -> 30 Millions “hits”to date

•     Expand Inamed Academy “premier” educational services

•     Execute practice building collaboration with Nextech, the leader in plastic surgery practice management software platforms.

•     Rigorously pursue Positive Panel Meetings at Health Canada and FDA

•     Bio-DIMENSIONAL 3rd generation cohesive gel in the US PMA Submitted Leverage leadership position/ evaluate and pursue the next generation of breast implants

Inamed - Medicis
Merger

Who is Medicis?

2005E Revenue Breakdown

[CHART]

Medicis Franchise Profile

Acne	Non-Acne	Non-derm
Dominant franchise in the acne market. Medicis has been very successful historically at promoting and selling products to dermatologists	Core products in the dermal filler, antifungal and skin and skin-structure infection spaces	Buphenyl treats urea cycle disorder and Orapred treats asthma and other inflammatory conditions in children
Products: Dynacin Plexion Triaz Other	Products: Loprox Omnicef Restylane	Products: Orapred Buphenyl

Medicis Core Competencies

•     Entrepreneurial company with history of strong innovation and business development

•     Best in class relationships with therapeutic dermatologists -first company to be started dedicated to the dermatologist.

•     Strong product lifecycle management - Core group of branded dermatology products of Loprox/Dynacin/ Restylane/Triaz/Plexion.

•     Thoughtful strategic divestitures of slower growth products overlast few years

•     Excellent USA/Canadian Based Sales Force

What Inamed Adds

•     A Breast Implant Business

•     An Obesity/Health Business

•     A Global facial aesthetics business

•     A Manufacturing Business With Facilities Of Their Own

•     An International Business

•     A Breast Implant Sales Representative Team

•     A Company With A Robust Pipeline

•     A Company With A Strong ERP System

•     A Company With The Human Resource Skills And Knowledge Necessary To Run A Global Operations

What Does It Mean?

•     Potential Synergies With Limited Integration Risks

•     Limited Personnel Overlap

•     Strong Combined Pipelines

•     Significant  Potential Revenue Synergies

•     Ability To Leverage ERP Investments

•     Increased Scale And Resources For Product Development

•     Broad Combined Product Lines

•     Complementary Organizations

•     Exceptional Leadership

•     Competitive, Winning Organizations

•     Outstanding Commitment To Customer Service

[LOGO]